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August 20, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Larry Spirgel, Assistant Director

RE:	Ascend Telecom Holdings Limited
Registration Statement on Form F-4
Filed July 27, 2015
File No. 333-205872

Dear Mr. Spirgel:

Set forth below are the responses of Ascend Telecom Holdings Limited (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 14, 2015 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form F-4 (File No. 333-205872) filed with the Commission on July 27, 2015 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment from the Comment Letter in bold text. All references to page numbers and captions in the Company’s responses correspond to Amendment No. 1 to the Registration Statement (“Amendment No. 1”) unless otherwise specified. A copy of Amendment No. 1 is enclosed and has been marked to show changes from the Registration Statement as originally filed.

General

1.	Please file all exhibits, including your legal and tax opinions, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments. Furthermore, please tell us whether you intend to submit any requests for confidential treatment for portions of any exhibits. We note that you have included a note following the exhibits list indicating that this may be a possibility.

Response: The Company has filed the remaining exhibits with Amendment No. 1. The Company does not intend to submit any requests for confidential treatment and has revised the exhibit list accordingly.

2.	We note your disclosure on page 1 regarding selling shareholders, the registration of their ordinary shares and the plan of distribution of the selling shareholders’ shares. Please revise the registration fee table and prospectus cover page to include the shares being registered on behalf of selling shareholders and to provide disclosure regarding the selling shareholder component of the offering. Revise throughout the prospectus to take into account the selling shareholder component of the registration statement, such as in the discussion of the lock-up agreements, registration rights agreement and shares eligible for sale.

United States Securities and Exchange Commission

August 20, 2015

Response: The Company has revised the registration fee table and the proxy statement/prospectus throughout to take into account the selling shareholder component of the registration statement, including in the discussion of the lock-up agreements, registration rights agreement and shares eligible for future sale.

Prospectus Cover Page / Letter to Shareholders

3.	Please endeavor to limit the prospectus cover page to one page and write it in plain English. Refer to Item 501(b) of Regulation S-K. For example, consider revising your discussion of the transaction using clear, everyday language. Your current disclosure is written in a manner that can be easily understood only by those with specific knowledge of the transaction. For example, on your prospectus cover page the details of the transaction are very dense and unclear because they focus on the mechanics and introduce unknown entities that were formed only to facilitate the business combination. Rather, explain how the transaction will work in clear everyday language. In this regard, you provide a clearer explanation of the outcome of the transaction in the first paragraph on page 131.

Response: The Company has endeavored to limit the proxy statement/prospectus cover page to one page and write it in plain English.

4.	Please disclose the total number of shares being offered pursuant to the prospectus. Refer to Item 501(b)(2) of Regulation S-K.

Response: The Company has revised the letter to stockholders and public warrantholders in accordance with the Staff’s comment.

5.	You disclose that a condition to the business combination is that ROI holds not less than INR 5,585,461,616 on the last business day prior to the closing after payment of certain items. So that shareholders can understand this amount in relation to the amount currently held in the trust account, please also include what this amount would be in U.S. dollars.

Response: As part of its response to Comment 3, the Company has revised the letter to stockholders and public warrantholders to omit the reference to the above-referenced Rupee amount. Disclosure of such amount elsewhere in the Registration Statement includes disclosure of the U.S. dollar equivalent.

United States Securities and Exchange Commission

August 20, 2015

6.	You disclose that another condition to the business combination is that redemptions by public stockholders cannot exceed $22,580,000, subject to ROI’s right to privately place up to 1,000,000 shares of common stock at $10.00 per share in order to satisfy such condition. You further disclose that, “[i]n the event that Ascend Holdings waives this condition, ROI does not intend to seek additional stockholder approval or to extend the time period in which ROI’s public stockholders can exercise their redemption rights. In no event, however, will ROI redeem public shares in an amount that would cause its net tangible assets to be less than $5,000,001 immediately prior to the Business Combination.” Please revise your disclosure throughout the proxy statement / prospectus to reflect the potential redemptions by ROI shareholders up to an amount that would leave ROI with net tangible assets of $5,000,001. Also disclose how you will inform ROI shareholders if this condition is waived.

Response: The Company has revised the proxy statement/prospectus throughout to remove the reference that ROI does not intend to seek additional stockholder approval or to extend the time period in which ROI’s public stockholders can exercise their redemption rights. As a result, the Company does not believe it is necessary to revise the disclosure throughout the proxy statement/prospectus to reflect the potential redemptions by ROI shareholders up to an amount that would leave ROI with net tangible assets of $5,000.001. In light of the Staff’s comment, the Company added on pages 73-74 the following disclosure: “Each party to the Merger Agreement reserves their right to waive any condition to such party’s obligation to close the Business Combination. In the event that any party to the Merger Agreement waives a condition, ROI’s board of directors will assess the materiality of such waiver, and make a determination as to whether to supplement the proxy/statement prospectus, modify the timing of the special meetings and/or re-solicit stockholder approval of the Business Combination, or some combination of thereof. Such determination will be based on ROI’s board’s conclusion as to whether the changes in the terms of the Business Combination as a result of such waiver render the disclosure that was previously provided to its stockholders and public warrantholders materially misleading.”

Questions and Answers about the Proposals for Stockholders and Public Warrantholders

Q: Why am I receiving this proxy statement/prospecuts?, page 5

7.	Please disclose the total value of the consideration for the transaction and the value that each party will receive.

Response: The Company has revised the disclosure on page 5 in accordance with the Staff’s comment.

Q: When is the Business Combination expected to be completed? page 13

8.	Please disclose any regulatory or lender approvals that you must obtain prior to closing.

Response: The Company has revised the disclosure on page 14 to reflect that certain lender consents are required to consummate the transaction. The Company respectfully advises the Staff that no regulatory consents are required, and the Company has revised the disclosure on page 14 accordingly.

United States Securities and Exchange Commission

August 20, 2015

Summary of the Proxy Statement/Prospectus

9.	Please disclose the extent and amount of Ascend India’s indebtedness, whether lender approval is required for the business combination, and the amount of such debt that will be repaid out of proceeds from this offering.

Response: The Company has added the disclosure requested by the Staff on pages 23-24 of Amendment No. 1.

The Business Combination, page 17

10.	Please revise your disclosure here and elsewhere in the document to discuss the pro forma enterprise value and whether it represents a fair market value of at least 80% of the assets held in the trust account.

Response: The Company has revised the disclosure on pages 5, 18 and 66 to discuss the pro forma enterprise value and that it represents a fair market value of at least 80% of the assets held in the trust account.

Redemption Rights, page 17

11.	Please revise your disclosure here and elsewhere in the document to provide an estimate of the pro rata share liquidation value the ROI shareholders would receive if the business combination is not consummated.

Response: The Company has revised the disclosure on pages 19 and 89 to provide an estimate of the pro rata share liquidation value the ROI stockholders would receive if the Business Combination is not consummated.

Organizational Structure, page 18

12.	Please revise your initial structure chart to include Ascend Telecom Holdings. Additionally, please revise the final structure chart to show the percentage ownership of the company by NSR, the Sponsor and the public shareholders following this offering.

Response: The Company has revised the disclosure on page 20 in accordance with the Staff’s comment.

United States Securities and Exchange Commission

August 20, 2015

Risk Factors, page 23

The loss of any major customer would have an adverse effect on Ascend India’s business and results of operations, page 23

13.	In a separate risk factor, please more fully address the risk that the business combination may allow certain wireless telecommunications service providers to terminate master service agreement with Ascend India.

Response: The Company respectfully advises the Staff that such termination right is only applicable to two telecommunications service providers, one of which has waived its termination right with the other expected to waive its termination right prior to closing the transaction. The Company has revised the disclosure on page 26 in response to the Staff’s comment to reflect this. The Company will further revise this disclosure, as applicable, prior to requesting effectiveness.

Risks Related to Ascend India’s Indebtedness and Debt Restructuring Package, page 33

14.	We note your first risk factor in the subsection states that all of Ascend India’s bank lenders have entered into a corporate debt restructuring (“CDR”) with the company. This gives the impression that all of Ascend India’s lenders are a party to the CDR. However, we note that the third risk factor in this subsection states that one lender is not a party to the CDR. Please revise to clarify your disclosure.

Response: The Company has revised the disclosure on page 35 and 161 to clarify that all but one of Ascend India’s lenders have entered into the CDR.

Ascend Holdings has relied on certain data from third parties in this proxy/prospectus, page 38

15.	We note your statement that you “cannot assure…that they are complete or reliable.” Please revise your disclosure to remove the implication that you are not responsible for the accuracy and completeness of the information in your prospectus.

Response: The Company has revised the disclosure on page 40 in accordance with the Staff’s comment.

Proposal No. 1- Approval of the Business Combination, page 64

Conditions to Complete the Business Combination, page 68

16.	Please identify the conditions that are waivable by either party. Also, disclose whether it is the intent of ROI’s board of directors to resolicit shareholder approval of the transactions if either party waives a material condition.

United States Securities and Exchange Commission

August 20, 2015

Response: The Company has revised pages 73-74 to disclose that each party to the Merger Agreement reserves its right to waive any condition to such party’s obligation to close the Business Combination and that in the event that any party waives a condition, ROI’s board of directors will assess the materiality of such waiver, and make a determination as to whether to supplement the proxy/statement prospectus, modify the timing of the special meetings and/or re-solicit stockholder approval of the Business Combination, or some combination of thereof. The disclosure also indicates that such determination will be based on ROI’s board’s conclusion as to whether the changes in the terms of the Business Combination as a result of such waiver render the disclosure that was previously provided to its stockholders materially misleading.

Conditions to ROI’s Obligations, page 70

17.	We note in the risk factor section and on page 153 there is discussion of required approval by Ascend Telecom’s creditors prior to undertaking any joint venture, merger, acquisition, sale of investment or fixed assets, or spinning off divisions or substantial parts of Ascend India’s normal business. Please revise your disclosure to discuss whether such approval has been obtained from all required parties.

Response: The Company has revised the disclosure on page 73 in accordance with the Staff’s comment.

Background of the Business Combination, page 79

18.	Please provide us with an analyses, reports, presentations, or similar materials, including projections and board books, provided to or prepared by Deutsche Bank Securities in connection with the transaction with Ascend India.

Response: The Company has supplementally provided the Staff with a copy of all analyses, reports, presentations, or similar materials, including projections and board books provided to or prepared by Deutsche Bank Securities in connection with the Business Combination. These materials are being provided under separate cover requesting confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83 and return of these materials pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended.

19.	Please note that disclosure of financial forecasts prepared by management may be required if forecasts were provided to a third parties, including a third party’s financial advisor. Accordingly, please disclose all material projections that Ascend India provided to ROI and/or its financial advisor or advise us why they are not material. Also, disclose the basis for and the nature of the material assumptions underlying the projections.

Response: The Company has revised page 87 of the proxy statement/prospectus to include the material financial forecasts that were prepared by Ascend India management and ROI, consisting of 2016 projected annual revenue and 2016 projected EBITDA. The Company has also disclosed that such projections were based on certain assumptions relating to annual tower growth, tenancies for each tower, cost and operating margin and capital expenditures that were included in the annual budget prepared by Ascend India management and provided to ROI.

20.	Please expand your discussion of the parties’ negotiation of key aspects of the proposed deal, including, but not limited to:

•	The determination of the final structure of the proposed transaction;

United States Securities and Exchange Commission

August 20, 2015

•	The determination of the ratios resulting in the post-closing equity ownership of ROI;

•	The earn-out that will be paid to current Ascend India shareholders; and

•	The amount to be paid to ROI directors and officers in connection with the transaction.

Response: The Company has expanded the discussion on pages 83 and 84 of the parties’ negotiation of key aspects of the Business Combination, including, but not limited to, (i) the determination of the final structure of the Business Combination, (ii) the determination of the ratios resulting in the post-closing equity ownership of ROI, (iii) the earnout that will be paid to current Ascend India shareholders, and (iv) the amount to be paid to ROI directors and officers in connection with the transactions.

ROI’s Board of Directors’ Reasons for Approval of the Business Combination, page 81

21.	In the prospectus for ROI’s initial public offering, it is disclosed that ROI intended to structure the merger so that its public shareholders would own 100% of the new business but it would consider an ownership percentage of less than 100%. However, it would not accept less than 50% ownership of the target. Here, the business combination will not result in ownership of the target by ROI, but by ROI shareholders who will own between 40.4% and 45.3% of Ascend Holdings. Please revise your disclosure as appropriate to discuss this deviation from the prospectus for the initial public offering.

Response: The Company respectfully notes that the prospectus for ROI’s initial public offering did not disclose that ROI intended to structure the merger so that its public shareholders would own 100% of the new business or not less than 50% of the target. Rather, the prospectus stated that ROI anticipated structuring its initial business combination “so that the post-transaction company in which our public stockholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses” and that it would only complete a business combination “if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act …” (emphasis added). Here, the post-transaction company in which ROI’s public stockholders will own their shares, Ascend Holdings, will own 100% of Ascend Mauritius, which will hold 100% of Ascend. Therefore, there has not been any deviation from the prospectus for ROI’s initial public offering.

22.	In the risk factors section, there is discussion of Ascend India’s indebtedness and its entry into a debt restructuring package with some of its lenders. Please expand your disclosure to discuss considerations by the ROI board of Ascend India’s indebtedness when determining the appropriateness of the business combination.

United States Securities and Exchange Commission

August 20, 2015

Response: The Company has expanded the disclosure on page 88 to discuss considerations by the ROI board of Ascend India’ indebtedness when determining the appropriateness of the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 93

23.	Since it does not appear that your acquisition of ROI constitutes an acquisition of a business pursuant to IFRS 3, please tell us your consideration of accounting for the acquisition as a share-based payment in return for the net assets of ROI and a NASDAQ listing pursuant to IFRS 2.

Response: The Company respectfully acknowledges the Staff’s comment and notes that the consideration paid for the issuance of shares with regards to the acquisition of the net assets of ROI shall be accounted for in accordance with IFRS 2 Shared based Payment. Under IFRS 2, the entity is required to measure the goods or services received, and the corresponding increase in equity, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of goods or services received, the entity shall measure their fair value, and the corresponding increase in equity, by reference to the fair value of the equity instruments granted. Since the fair value is a measure as of the date when transaction takes place, it is currently measured at the balance sheet date for the purpose of pro forma financial information at the $10 per share.

24.	Please tell us in detail how you determined the fair value of your share. We note that you assigned a fair value of $10 per share.

Response: The Company respectfully acknowledges the Staff’s comment and that $10 is fair value of the fair value of the ROI shares in trust as established as part of the initial public offering of ROI. The ROI trust account has $125 million dollars and there are 12.5 million shares implying a fair value of $10 per share.

25.	Refer to the table on page 94. Please tell why there is a difference between the total ownership interest of NSR (and affiliates) and former shareholders of ROI assuming maximum redemption but excluding earnout shares of 49.9% and 50.1% as compared to page 18. In addition, tell us why there are differences between the total ownership interests of NSR (and affiliates) and former shareholders of ROI assuming no redemption and maximum redemption but including earnout shares as compared to page 18.

United States Securities and Exchange Commission

August 20, 2015

Response: The Company respectfully acknowledges the Staff’s comment and has revised the table on page 99 to reflect the warrant amendment and the ownership interest between page 99 and page 19 are now in agreement.

26.	Refer to page 97. With respect to your adjustment “B”, tell us how you considered IAS 28 and IFRS 3 in concluding that the remeasurement of the assets and liabilities of Ascend India was not required for the 32% interest acquired from IL&FS Parties.

Response: The Company respectfully acknowledges the Staff’s comment and as Ascend India has been controlled and consolidated by the combined group the guidance within IAS 28 is no longer applicable. Further, as Ascend India was consolidated the acquisition of the remaining 32% does not constitute a business combination in accordance with IFRS 3. Additionally, Ascend India is not an affiliate of an investment entity for purpose of the combined financial statements presented on Form F-4. Therefore, we have accounted for the acquisition of the remaining 32% from IL&FS in accordance with IFRS 10.B96, which states “The entity shall recognize directly in equity any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received, and attribute it to the owners of the parent”. Note B and E to the Unaudited Pro Forma Condensed Combined Financial Information gives the impact of this adjustment.

27.	Refer to page 97. With respect to your adjustment “C”, you indicated in the notes that the adjustment reflects the reclassification of 14.8 million shares of common stock subject to redemption. However, we note that number of shares subject to redemption were 11.549 million on page 95. Please reconcile the difference and revise your notes accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in Adjustment C to reflect the appropriate number of shares to 11,549,050.

28.	Refer to page 97. With respect to your adjustment “E”, please tell us why your total share capital was reclassified into permanent equity. It is unclear to us why you will not have any share capital after the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and it has revised the pro forma balance sheet in Amendment No. 1 to no longer reclassify the equity components of Ascend to permanent equity. The adjustment now reflects the issuance of shares to Ascend and ROI shareholders in connection with the transaction.

29.	Refer to page 97. With respect to your adjustment “I”, we note that the amount is the same as adjustment “J”. It appears the reference to this adjustment needs to be revised to “J” and an addition of a new adjustment “I” to reflect the exchange of 12.5 million ROI warrants for $6.25 million or INR 389,500,000 in cash. Please revise or advise.

United States Securities and Exchange Commission

August 20, 2015

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pro forma adjustments to clearly articulate the two separate adjustments. Adjustment “I” now reflects the cancellation of 8,000,000 sponsor warrants. As the 8,000,000 warrants were previously purchased in a separate unrelated private placement at a price that was determined at the respective purchase date to ensure the price was equal to or above the fair market value of the warrant, thus resulting in no income statement charge at the time of acquisition (cash and APIC).   Accordingly, the entry recorded in the above pro forma balance sheet to cancel the warrants was a credit to APIC and a resulting debit to APIC. The fair value of these warrants were estimated to be approximately U.S.$4 million (based on the current market price for a free-trading public warrant.)

Adjustment “J” now reflects the exchange of 12.5 million ROI warrants for cash of $6,250,000 million or INR 389,500,000.

30.	We note on page 22 that at the closing of the business combination, the Company will grant restricted stock units for ordinary shares equivalent to 2.5% and 13.5% of the issued and outstanding ordinary shares to the directors and executive officers of Ascend Holdings, and to an affiliate of NSR as compensation expense, respectively. The shares are granted pursuant to the Ascend Holding’s equity incentive plan and the Management Service Agreement. In this regard, please tell us how you would account for such transactions at the closing of the business combination. In addition, tell us why such grants are not reflected in the pro forma financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 to clearly articulate that the grants will only happen after the close of the business combination and not at closing. Further, the management agreement will not be in effect until after close and the strike price is not yet finalized. As the grant will not occur until after the business combination and the strike price is not yet known the Company has not reflected these grants in the pro forma balance sheet but has provided narrative disclosure on page 23 to provide the investor with further insight in accordance with Article 11 of Regulation S-X.

Subsequent to the close of the transaction, the awards will be accounted for accordance with IFRS 2 Share-based payment.

31.	Please tell us and disclose why the pro forma balance sheet does not give effect to the earnout shares issuable to NSR (and affiliates). If such shares are issued, tell us the impact on your future financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to provide clarity to the investor to include additional disclosure that the earnout shares are not recorded on the pro forma balance sheet due to the uncertainty of their issuance. Under IFRS, a policy election has been made to record contingent consideration when there is no longer uncertainty with the associated expense recorded through the income statement at that time.

United States Securities and Exchange Commission

August 20, 2015

32.	Revise the adjustment “I” in column, “Additional Pro Forma Adjustments (assuming maximum redemption)” to “J”.

Response: The Company respectfully acknowledges the Staff’s comment and with reference to its response to Comment 29, it has revised the pro forma table showing that both adjustments in the “Additional Pro Forma Adjustments (assuming maximum redemption)” column are now labeled “K.”

Comparative Share Information, page 98

33.	Please revise and present the numbers of shares outstanding in millions.

Response: The Company respectfully acknowledges the Staff’s comment and it has revised the comparative share information to present the number of shares outstanding in millions.

34.	We note the shares outstanding and earnings per share information under Pro Forma (max) column do not agree with the unaudited Pro Forma condensed combined statement of operations on page 96. Please reconcile or tell us the reason for the differences.

Response: The Company respectfully acknowledges the Staff’s comment and it has revised the shares outstanding and earnings per share information on unaudited Pro Forma condensed combined statement of operations on page 101 of Amendment No. 1. The number of outstanding shares and earnings per share information on the unaudited pro forma condensed combined statement of operations had not been updated to reflect specific adjustments. Further, the Company has revised its pro forma information to reflect the warrant tender and therefore, it has revised the pro forma statement of operations to present on a fully diluted basis 29,034,565 shares outstanding and -16.28 earnings per share, which is now in agreement with the comparative share information on page 103, which also now has been updated to reflect the warrant amendment.

Use of Proceeds, page 91

35.	Please clarify what the proceeds of INR 5,155,322,223 and INR 5,585,461,616 from the business combination represent. If the amounts assume that a specified percentage of public shares will be redeemed, so state.

United States Securities and Exchange Commission

August 20, 2015

Response: The Company has revised the disclosure on page 95 to clarify that the amount of proceeds within the specified range will depend on the foreign exchange rate.

36.	Please discuss all the uses of proceeds, including the purchase of the ROI warrants, payment of deferred underwriting fees and transaction costs.

Response: The Company has revised the disclosure on page 95 in accordance with the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 99

37.	It appears from the title of Exhibit 8.1 that you have received a tax opinion from Cayman Islands counsel. Please advise whether you will be filing a tax opinion on the material U.S. federal income tax consequences of the business combination. Refer to Item 601(b)(8) of Regulation S-K.

Response: The Company respectfully advises the Staff that it will not be filing a tax opinion on the material U.S. federal income tax consequences of the Business Combination. The Company refers to Staff Legal Bulletin No. 19 at Section III.A.1, which states that “Item 601(b)(8) of Regulation S-K requires opinions on tax matters for…other registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing,”” and in Section III.A.2, which states “[e]xamples of transactions generally involving material tax consequences include…mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers).” In this proxy statement/prospectus, the Company has not represented that the Business Combination is tax free. The Company refers to page 107 of the proxy statement/prospectus, which states “[t]he merger of ROI with and into Merger Sub in exchange for Ascend Holdings ordinary shares takes the form of a forward triangular merger, which subject to certain requirements and, with regard to the ROI shareholders, may qualify as a reorganization under Section 368(a) of the Code. However, to qualify as reorganization, the acquiring corporation must either continue the acquired corporation’s historical business or use a significant portion of the acquired corporation’s historical business assets in a business. Since ROI has never been engaged in an active business, it is unclear whether this requirement can be satisfied. While it is possible that the merger of ROI with and into Merger Sub will qualify as reorganization under Section 368(a), such qualification is not a condition of the Business Combination and due to the lack of authority, ROI has neither obtained a legal opinion nor requested a ruling from the IRS on this issue. A U.S. holder of ROI common stock should consult with such U.S. holder’s own tax advisor as to the tax consequences of the Merger.” (emphasis added). Because the Company makes no representation that the Business Combination is tax-free, the Company believes that no tax opinion is required to be filed under Item 601(b)(8) of Regulation S-K.

United States Securities and Exchange Commission

August 20, 2015

ROI Management Discussion and Analysis of Financial Condition and Results of Operations, page 120

38.	Please disclose the changes in the results of operations for year ended December 31, 2014 as compared to from the date of inception through December 31, 2013.

Response: The Company has revised ROI Management’s Discussion and Analysis of Financial Condition and Results of Operations to disclose the changes in the results of operations for year ended December 31, 2014 as compared to the period from June 28, 2013 (inception) through December 31, 2013.

Ascend India’s Industry Overview

39.	Provide us with copies of any reports and industry analysis that you cite or upon which you rely. Please mark these sources carefully to enable us to easily identify what material was used in the document and where it was used.

Response: In response to the Staff’s comment, the Company is supplementally providing to the Staff the requested reports and industry analyses that were cited or relied upon in “Ascend India’s Industry Overview.”

Wireless Telecommunications and Tower Industry in India

Indian wireless telecommunications services industry, page 126

40.	Please advise or revise your disclosure to explain where Circles B and C are located or direct the reader to the chart on page 130. Additionally, please revise the table on page 127 to address why the totals do not equal the sum of rural and urban wireless subscribers and urban wireless penetration percentage being greater than 100%.

Response: The Company has revised the disclosure on page 134 to direct the reader to the chart on page 137 and has further revised the disclosure on page 134 in response to the Staff’s comment to clarify the wireless subscriber and penetration data.

41.	Please explain why the written disclosure on page 129 references 22 circles while earlier disclosure and the chart on page 130 refers to Circles A, B, and C. Please clarify whether these terms refer to governmental designations or internal company metrics.

Response: In response to the Staff’s comment, the Company has added additional disclosure clarifying the classification of telecommunication circles on page 134.

United States Securities and Exchange Commission

August 20, 2015

Predecessor Ascend Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 142

Critical Accounting Policies – Property, plant and equipment, page 147

42.	In light of the significance of the entity’s property, plant and equipment, please disclose your accounting policies regarding how to determine an asset’s estimated useful life and the expected residual value at the end of its life. In your response, you should also disclose how often such estimates will be reviewed for any changes.

Response: The Company has revised the disclosure on page 154 in accordance with the Staff’s comment.

Results of Operations, page 150

43.	We note the entity’s revenue was primarily generated from rent and infrastructure support services and recovery of power and fuel. In this regard, please discuss the changes by each revenue stream including the reasons for such changes. In addition, discuss whether you expect the trends to continue or change and the reasons why.

Response: The Company has revised the disclosure on pages 157-158 in accordance with the Staff’s comment.

44.	We note the increase of combined revenue from operations since FY 2013 were primarily due to the increase of towers and tenancies. Please expand your analysis to explain the underlying reason for such increases. Also, quantify what portion of the increase was due to volume versus price increase, if applicable.

Response: The Company has revised the disclosure on pages 157-158 in accordance with the Staff’s comment.

45.	We note you used “consolidated” to describe the financial information in various areas from page F-150 to F-156. Given the entity prepared combined financial statements for periods presented, please change it to “combined”.

Response: The Company has revised pages 157-165 in accordance with the Staff’s comment.

Provisions, Contractual Obligations and Contingencies, page 156

46.	Please include the expected payments from the cash credit facility, short term bank loan, and the future minimum lease payments under hire purchase contracts in the contractual obligation table.

United States Securities and Exchange Commission

August 20, 2015

Response: The Company has revised the contractual obligation table on page 164 in accordance with the Staff’s comment.

Selling Shareholders, page 201

47.	Please disclose the number of shares being offered by each selling shareholder.

Response: The Company has revised page 211 to disclose the number of shares being offered by each selling shareholder.

Ascend Telecom Holdings Limited Predecessor Financial Statements March 31, 2015

Report of Independent Registered Public Accounting Firm, page F-2

48.	Please request your auditors to revise their report to include the city and State where it was issued. Refer Rule 2-02 of Regulation S-X.

Response: In response to the Staff’s comment, the Company advises the Staff its auditors have now revised their audit report to specifically include the City and State where their report was issued pursuant to the Rule 2-02 of Regulation S-X, which was earlier mentioned in the letterhead.

Notes to Combined Financial Statements

2. Basis of Preparation, page F-9

49.	Refer to your fourth paragraph in Note 1, Corporate Information. It appears that NSR QSR PE Mauritius, LLC’s and NSR PE Mauritius, LLC’s investments in ATIPL will be contributed to Ascend Telecom Holdings Limited. Please tell us why the combined financial statements combine the accounts of NSR QSR PE Mauritius, LLC if only its 24% investment in ATIPL will be contributed to Ascend Telecom Holdings Limited. We note your disclosure on page F-8 that the investments in ATIPL have been included in the financial statements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that NSR QSR PE Mauritius, LLC will contribute with its sole asset to Ascend Telecom Holdings Limited, which consists of its 24% stake in ATIPL. Upon completion of the proposed transaction, NSR QSR PE Mauritius LLC will not have any other asset or liability in its books. Therefore, the combined financial statements combined its 100% investment in ATIPL, which represents 24% of ownership in such entity.

3.1 First time adoption of IFRS, page F-10

50.	Refer to the last bullet. Please tell us in more detail how you determined the goodwill related to the ATIPL acquisition. It is unclear to us why the goodwill was determined based on the difference between the parent’s interest in the carrying amounts of NSR QSR PE Mauritius, LLC and NSR PE Mauritius, LLC (“subsidiaries”) after adjusting for consolidation procedures and the cost of the parent’s investments in the subsidiaries. Refer to your basis in the accounting literature.

United States Securities and Exchange Commission

August 20, 2015

Response: In response to the Staff’s comment, the Company respectfully advises the Staff in order to determine the goodwill related to the ATIPL acquisition it has followed the guidance in IFRS 1 “First-time Adoption of International Financial Reporting Standards” paragraph C4(j), whereby a first-time adopter, in accordance with its previous GAAP, did not consolidate a subsidiary acquired in a past business combination should adjust the carrying amounts of the subsidiary's assets and liabilities to the amounts that IFRSs would require in the subsidiary's statement of financial position. The deemed cost of goodwill equals the difference at the date of transition to IFRSs between:

(i) the parent's interest in those adjusted carrying amounts; and

(ii) the cost in the parent's separate financial statements of its investment in the subsidiary.

As such, goodwill was calculated as the difference between the interest of NSR QSR PE Mauritius, LLC and NSR PE Mauritius, LLC in the carrying amounts of ATIPL and the cost of the ATIPL’s investments in NSR QSR PE Mauritius, LLC and NSR PE Mauritius, LLC.

3.2 Revenue Recognition, page F-10

51.	We note you entered a lease arrangement with customers and rent for use of sites is recognized when the right to use the site is given to the customer. We further note on page 146 that revenue for the use of sites is recognized when services are rendered. It appears to us that the monthly lease payment received included the revenue for the use of sites and the services provided. In this regard, please clarify whether you recognized rent from the use of sites and a fee for services provided separately. In addition, please tell us how you allocate the consideration received pursuant to IAS 18.13.

Response: In response to the Staff’s request, the Company respectfully advises the Staff that revenue from operations consists of revenue for use of sites, power and fuel and a small portion of other services. Monthly lease payment includes revenue for the use of sites and small portion towards other services provided. This does not include recovery for power and fuel. The revenue for services other than power and fuel is not significant. The consideration does not need allocation since the charges for power and fuel and lease rentals are invoiced separately.

52.	We note your disclosure that the determination of whether an arrangement is, or contains, a lease is dependent on whether “the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.” Please tell us the factor you considered pursuant to IAS 17 and IFRIC 4 in concluding that the arrangement is a lease.

United States Securities and Exchange Commission

August 20, 2015

Response: In response to the Staff’s comment, the Company advises the Staff that the Company enters into Master Services Agreement with its customers to provide telecom towers over the period specified in the agreement. The arrangement contains lease based on the guidance in IFRIC 4 Determining whether an Arrangement contains a Lease. The telecom tower and its assets are identified in each site-level agreement, which satisfies the conditions mentioned in paragraph 6(a) and (b) of IFRIC 4, that the arrangement is dependent on use of specific assets and the arrangement conveys a right to use the asset.

3.14 Cash and Cash Equivalents, page F-18

53.	We note that you considered cash and cash equivalents to consist of cash and current bank deposits. We further note on page F-31 that other term deposits are created for periods of between ninety one days and twelve months. Please disclose what you considered to be cash equivalents pursuant to IAS 7.7.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered “Other term deposits”, created for periods of between ninety one days and twelve months, to be cash equivalents in accordance with IAS 7.7, as these deposits are: i) callable at any time at the request of the Company and the cost of doing so is so insignificant, that the amount at which it will be redeemed can be known or determinable at the date on which the deposit is made; ii) subject to insignificant risk of change in value; and ii) held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

In response to the Staff’s request, the Company revised its disclosure in Note 3.14 “Cash and cash equivalents” on page F-18 to the Combined Financial Statements to clarify all the instruments included as part of its cash equivalents.

4.1 Judgements, page F-20

54.	Refer to the last paragraph. We note that you concluded that your original liability was not extinguished since the lenders have the right to receive recompense. Please tell us how this complies with IAS 39.40 and AG63.

Response: In response to the Staff’s request, the Company advises the Staff that it has analyzed the changes to the original debt terms pursuant to IAS 39.40 and AG63 and concluded that given the fact that the lenders hold a right to recompense, which means that the borrower should repay at any time at lenders request, any amount that had been forfeited by the lenders under the terms of the debt renegotiation. Moreover, the Company has considered such contingent payment as part of the discounted cash flows when analysing whether the change constitutes a modification or an extinguishment of debt and concluded on a quantitative and qualitative basis that the change in the terms of the debt should be accounted for as a modification of debt.

United States Securities and Exchange Commission

August 20, 2015

17. Impairment Testing of Goodwill, page F-29

55.	You indicated that Ascend India (ATIPL) is considered the cash generating unit for goodwill impairment analysis. Please tell us the basis of your conclusion and your consideration of IAS 36.66-108. We note on page 129 that you owned and operated over 4,000 towers in 28 states across India.

Response: In response to the Staff’s request, the Company respectfully advises the Staff that the Company has concluded that ATIPL is considered as a CGU for goodwill impairment analysis based on IAS 36 Impairment of Assets. Paragraph 80(b) of IAS 36 states:

"For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated shall not be larger than an operating segment as defined by paragraph 5 of IFRS 8 Operating Segments before aggregation."

The Company has only one operating segment. Therefore, the goodwill is allocated to ATIPL as a whole for the purpose of impairment testing.

24. Interest Bearing Loans and Borrowings, page F-32

56.	In light of the significance of your term loan from banks and financial institutions, please disclose the required financial covenants and whether you are in compliance as of March 31, 2015.

Response: In response to the Staff’s request, the Company advises the Staff that it has disclosed all the required financial and non-financial covenants. Moreover, the Company advises the Staff that it has revised the disclosures in Note 24 to the Combined Financial Statements to a statement of compliance with its debt covenants as of March 31, 2015.

57.	We note on page 156 that Ascend India’s capital expenditure was partly related to new tower rollouts. In this regard, please confirm that the borrowing costs related to the construction and production of plant and machinery assets are included in the “Construction in progress” column in Note 14, Property, Plant and Equipment on page F-27.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that “Construction in progress” column in Note 14 – Property, plant and equipment on page F-28 to the Combined Financial Statements does not include borrowing costs related to the construction and production of plant and machinery as such assets are not considered to be “qualifying assets” as defined by IAS 23.5 given that such assets require a construction period of between three to four months. Such period of construction was not deemed to be “substantial” as required by the Standard.

United States Securities and Exchange Commission

August 20, 2015

34. Segment Information, page F-46

58.	You indicated that there are no separate reportable segments because the services are provided in India. In this regard, please clarify and disclose what the Listco Predecessor’s operating segment and reportable segment are. In your response, please provide your segment analysis in accordance with IFRS 8.5-19.

Response: In response to the Staff’s request, the Company advises the Staff that Listco Predecessor's only source of operations is maintaining and leasing telecom towers (passive infrastructure services) through ATIPL in India. It has no other operations either in India or outside India. As per IFRS 8.5, an operating segment is a component of an entity that (a) engages in business activities from which it may earn revenues and incur expenses; (b) produces operating results that are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and (c) for which discrete financial information is available. The CEO and CFO are identified as the CODM of the Company. The CEO and CFO review the entire operations of AITPL as a single segment, since the risks and rewards of operating in different states of India are not significantly different from one another. The performance of the entity is evaluated as one single entity. The decision about the resources to be allocated is generally based on the customer orders received by AITPL in a particular region. The Company acquires the site post the customer order and builds its tower on the site within 3-4 months of the order. There are no other operations of Listco Predecessor. Accordingly, the Company has only one operating segment of business of passive telecom infrastructure services. It does not have a separate reportable segment.

59.	Further, please tell us the basis of your determination that the disclosure information under IFRS 8.21-24 is not required.

Response: In response to the Staff’s request, the Company respectfully advises the Staff that the Listco Predecessor has only one reportable segment of providing passive telecom infrastructure services. Since it does not have a separate reportable segment, the disclosure of information mentioned in paragraphs 21 to 24 of IFRS 8 is not required.

* * * * * * *

The Company believes that the information contained in this response letter, together with the revised disclosure in Amendment No. 1, is responsive to the Staff’s comments set forth in the Comment Letter.

United States Securities and Exchange Commission

August 20, 2015

Should you have any questions, please contact me at (212) 326-7874 or by e-mail at jtowen@jonesday.com.

Thank you for your continued assistance. We look forward to the receipt of any additional questions or comments the Staff may have.

Very truly yours,

/s/ John T. Owen
John T. Owen

cc: Sushil Kumar Chaturvedi (Ascend Telecom Holdings Limited)